SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Etsy, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29786A106
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 18 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 29786A106	13 G	Page 2 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X L.P. (“A10”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,919,397 shares, all of which are directly owned by A10. Accel X Associates L.L.C. (“A10A”), the general partner of A10, may be deemed to have sole power to vote these shares, and James W. Breyer (“JWB”), a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
8,919,397 shares, all of which are directly owned by A10. A10A, the general partner of A10, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	8,919,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 29786A106	13 G	Page 3 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Strategic Partners L.P. (“A10SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
770,926 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
770,926 shares, all of which are directly owned by A10SP. A10A, the general partner of A10SP, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	770,926
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 29786A106	13 G	Page 4 of 18

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel X Associates L.L.C. (“A10A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,690,323 shares, of which 8,919,397 are directly owned by A10 and 770,926 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of A10A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
9,690,323 shares, of which 8,919,397 are directly owned by A10 and 770,926 are directly owned by A10SP. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of A10A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,690,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.6%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 29786A106	13 G	Page 5 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Investors 2008 L.L.C. (“AI08”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 938,147 shares, and JWB, a director of the issuer and managing member of AI08, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 938,147 shares, and JWB, a director of the issuer and managing member of AI08, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	938,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.8%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 29786A106	13 G	Page 6 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II L.P. (“AGF2”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,931,180 shares, all of which are owned by AGF2. Accel Growth Fund II Associates L.L.C. (“AGF2A”), the general partner of AGF2, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,931,180 shares, all of which are owned by AGF2. AGF2A, the general partner of AGF2, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,931,180
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 29786A106	13 G	Page 7 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Strategic Partners L.P. (“AGF2SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
139,881 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
139,881 shares, all of which are directly owned by AGF2SP. AGF2A, the general partner of AGF2SP, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	139,881
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 29786A106	13 G	Page 8 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund II Associates L.L.C. (“AGF2A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,071,061 shares, of which 1,931,180 are directly owned by AGF2 and 139,881 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,071,061 shares, of which 1,931,180 are directly owned by AGF2 and 139,881 are directly owned by AGF2SP. AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of AGF2A, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,071,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.8%
12	TYPE OF REPORTING PERSON*	00

CUSIP NO. 29786A106	13 G	Page 9 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2012 L.L.C. (“AGFI12”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 188,007 shares, and JWB, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 188,007 shares, and JWB, a director of the issuer and managing member of AGFI12, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	188,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.2%
12	TYPE OF REPORTING PERSON*	00

CUSIP NO. 29786A106	13 G	Page 10 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James W. Breyer (“JWB”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,129,529 shares, of which 1,359,531 are directly owned by The James W. Breyer 2005 Trust, dated March 25, 2005, 1,166,785 are directly owned by trusts for the benefit of James W. Breyer's children and 603,213 are directly owned by Breyer Capital L.L.C.
6	SHARED VOTING POWER
12,887,538 shares, of which 8,919,397 are directly owned by A10, 770,926 are directly owned by A10SP, 938,147 are directly owned by AI08, 1,931,180 are directly owned by AGF2, 139,881 are directly owned by AGF2SP and 188,007 are directly owned by AGFI12. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to vote these shares, AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to vote these shares, and JWB, a director of the issuer and managing member of A10A, AGF2A, AI08 and AGFI12, may be deemed to have shared power to vote these shares.
7	SOLE DISPOSITIVE POWER
3,129,529 shares, of which 1,359,531 are directly owned by The James W. Breyer 2005 Trust, dated March 25, 2005, 1,166,785 are directly owned by trusts for the benefit of James W. Breyer's children and 603,213 are directly owned by Breyer Capital L.L.C.
8	SHARED DISPOSITIVE POWER
12,887,538 shares, of which 8,919,397 are directly owned by A10, 770,926 are directly owned by A10SP, 938,147 are directly owned by AI08, 1,931,180 are directly owned by AGF2, 139,881 are directly owned by AGF2SP and 188,007 are directly owned by AGFI12. A10A, the general partner of A10 and A10SP, may be deemed to have sole power to dispose of these shares, AGF2A, the general partner of AGF2 and AGF2SP, may be deemed to have sole power to dispose of these shares, and JWB, a director of the issuer and managing member of A10A, AGF2A, AI08 and AGFI12, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	16,017,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.3%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 29786A106	13 G	Page 11 of 18

ITEM 1(A).	NAME OF ISSUER

Etsy, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

55 Washington Street, Suite 512
Brooklyn, NY 11201

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by Accel X L.P., a Delaware limited partnership (“A10”), Accel X Strategic Partners L.P., a Delaware limited partnership (“A10SP”), Accel X Associates L.L.C., a Delaware limited liability company (“A10A”), Accel Investors 2008 L.L.C., a Delaware limited liability company (“AI08”), Accel Growth Fund II L.P. , a Delaware limited partnership (“AGF2”), Accel Growth Fund II Strategic Partners L.P. , a Delaware limited partnership (“AGF2SP”), Accel Growth Fund II Associates L.L.C. , a Delaware limited liability company (“AGF2A”), Accel Growth Fund Investors 2012 L.L.C. , a Delaware limited liability company (“AGFI12”) and James W. Breyer (“JWB”). The foregoing entities and individual are collectively referred to as the “Reporting Persons.”

A10A is the general partner of A10 and A10SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by A10 and A10SP. AGF2A is the general partner of AGF2 and AGF2SP, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AGF2 and AGF2SP. JWB is a director of the issuer and managing member of A10A, AI08, AGF2A and AGFI12, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by A10, A10SP, AI08, AGF2, AGF2SP and AGFI12.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Accel Partners
428 University Avenue
Palo Alto, CA 94301

ITEM 2(C)	CITIZENSHIP

A10, A10SP, AGF2 and AGF2SP are Delaware limited partnerships. A10A, AI08, AGF2A and AGFI12 are Delaware limited liability companies. JWB is a United States citizen.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value.

ITEM 2(E)	CUSIP NUMBER

29786A106

ITEM 3.	Not Applicable

CUSIP NO. 29786A106	13 G	Page 12 of 18

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2015.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of A10, A10SP, AGF2 and AGF2SP, and the limited liability company agreements of A10A, AI08, AGF2A and AGFI12, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

CUSIP NO. 29786A106	13 G	Page 13 of 18

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATION.

Not Applicable.

CUSIP NO. 29786A106	13 G	Page 14 of 18

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

Entities:	Accel X L.P.
Accel X Strategic Partners L.P.
Accel X Associates L.L.C.
Accel Investors 2008 L.L.C.
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2012 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	James W. Breyer*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 29786A106	13 G	Page 15 of 18

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	16

Exhibit B: Power of Attorney	17

CUSIP NO. 29786A106	13 G	Page 16 of 18

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Etsy, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 16, 2016

Entities:	Accel X L.P.
Accel X Strategic Partners L.P.
Accel X Associates L.L.C.
Accel Investors 2008 L.L.C.
Accel Growth Fund II L.P.*
Accel Growth Fund II Strategic Partners L.P.*
Accel Growth Fund II Associates L.L.C.*
Accel Growth Fund Investors 2012 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed entities

Individuals:	James W. Breyer*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for
the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 29786A106	13 G	Page 17 of 18

exhibit B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints Tracy L. Sedlock his, her or its true and lawful attorney-in-fact to:

(1)         execute for and on behalf of each undersigned (each, a “Reporting Person”), individually or jointly with any other reporting persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Form D, Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4, Form 5 and any applicable registration statements, notice filings or reports) that such Reporting Person may be required or requested to file with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 or the Investment Advisers Act of 1940, each as amended and with the implementing rules and regulations thereto (collectively, the “Reports”) with respect to a Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”) or with respect to a Reporting Person’s obligation to register or otherwise provide filings or reports to the SEC;

(2)          do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the SEC and any stock exchange or similar foreign or domestic, federal or state authority; and

(3)          take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such Reporting Person, it being understood that the documents executed by such attorney-in-fact on behalf of such Reporting Person, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

Each Reporting Person hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such Reporting Person might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. Each Reporting Person acknowledges that no such attorney-in-fact, in serving in such capacity at the request of such Reporting Person, is hereby assuming, nor is any Company hereby assuming, any of such Reporting Person’s responsibilities to comply with any such registration, filing or reporting requirements of the SEC or any stock exchange or similar foreign or domestic, federal or state authority, including without limitation Section 16 or Section 13 of the Securities Exchange Act of 1934 or otherwise.

This Power of Attorney shall remain in full force and effect with respect to a Reporting Person until the later of such time that (a) such Reporting Person is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to such Reporting Person’s holdings of and transactions in securities issued by a Company, or (b) such Reporting Person is no longer required to file any other forms, registration statements or similar filings with the United States Securities and Exchange Commission or any other similar federal or state governmental entity, unless this Power of Attorney is earlier (i) revoked by such Reporting Person in a signed writing delivered to the foregoing attorney-in-fact or (ii) revoked by such foregoing attorney-in-fact.

CUSIP NO. 29786A106	13 G	Page 18 of 18

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of February, 2016. This Power of Attorney may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

ACCEL X L.P.,
a Delaware limited partnership

By:	Accel X Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L.Sedlock
Title: Attorney-in-fact

ACCEL X STRATEGIC PARTNERS L.P.,
a Delaware limited partnership

By:	Accel X Associates L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L.Sedlock
Title: Attorney-in-fact

ACCEL INVESTORS 2008 L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L.Sedlock
Title: Attorney-in-Fact

ACCEL X ASSOCIATES L.L.C.,
a Delaware limited liability company

By:	/s/ Tracy L. Sedlock
Name: Tracy L.Sedlock
Title: Attorney-in-fact